Exhibit 99.1

LIZHI INC. Reports Third Quarter 2021 Unaudited Financial Results

GUANGZHOU, Nov. 29, 2021 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial and Operational Highlights

•	Net revenues were RMB504.8 million (US$78.4 million) in the third quarter of 2021, representing a 40% increase from RMB361.5 million in the third quarter of 2020.
•	Average total mobile MAUs[1] in the third quarter of 2021 reached 58.9 million, representing an increase of 5% from 56.2 million in the third quarter of 2020.
•	Average total monthly paying users[2] in the third quarter of 2021 reached 485.5 thousand, representing an increase of 8% from 448.3 thousand in the third quarter of 2020.

“We continued to focus on building a competitive audio ecosystem in the third quarter of 2021,” said Mr. Jinnan (Marco) Lai, founder and CEO of LIZHI. “Our strategic initiatives during the quarter focused on refining our operational strategies and harnessing our capabilities on core content categories that feature higher commercialization prospects. In doing so, we strive to unleash more commercialization potential presented in audio entertainment business and build a solid foundation for our long-term sustainable growth. In the third quarter of 2021, our average audio entertainment mobile MAUs increased by 21% year-over-year to 9.17 million. Coupled with optimized operational strategy, we expect the audio entertainment business to further boost the efficiency of paying user conversion and drive our revenue growth moving forward.

“On the global front, we continued to refine and enhance the social networking capabilities of our TIYA App. We are pleased with its progress over the past year since its launch in the U.S. and will continue to introduce new functions and features that enhance user engagement. Building on our technology roadmap and iterative product development framework, we are diligently working to reinforce our ecosystem’s virtuous cycle and offer a better user experience across our platforms and apps. We believe these endeavors will strengthen our core competencies as we navigate the evolving market landscape in China and further expand in the global audio space,” Mr. Lai concluded.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, stated, “We’re pleased to see another solid year-over-year revenue growth in the third quarter. Driven by our improved operational strategy, our gross margin grew to 30%, up 500 basis points year-over-year. We believe the audio entertainment ecosystem we’ve built is fundamental to our long-term growth. Looking ahead, we will continue optimizing our audio entertainment business, enhancing commercialization capabilities, and leveraging our technology innovation and expertise, as well as actively exploring the international market, in order to achieve sustainable growth.”

[1]

Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[2]

Refers to the average monthly number of paying user in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

Third Quarter 2021 Unaudited Financial Results

Net revenues were RMB504.8 million (US$78.4 million) in the third quarter of 2021, representing an increase of 40% from RMB361.5 million in the third quarter of 2020, primarily driven by the growth of paying users and enhanced commercialization capabilities of our audio entertainment products. While the COVID-19 resurgence in various parts of the world continues, the extent to which the COVID-19 impacts on the Company’s operations beyond the third quarter of 2021 depends on the future development of the pandemic in China and across the globe, which is subject to change and substantial uncertainty, and therefore cannot be predicted.

Cost of revenues was RMB353.6 million (US$54.9 million) in the third quarter of 2021, representing an increase of 31% from RMB270.9 million in the third quarter of 2020, mainly attributable to an increase in revenue sharing fees to our content creators, salary and welfare benefits expenses and bandwidth costs, which were generally in line with the Company’s growth in business.

Gross profit was RMB151.3 million (US$23.5 million) in the third quarter of 2021, representing an increase of 67% from RMB90.6 million in the third quarter of 2020.

Non-GAAP gross profit3 was RMB154.5 million (US$24.0 million) in the third quarter of 2021, representing an increase of 68% from RMB91.9 million in the third quarter of 2020.

Gross margin for the third quarter of 2021 increased to 30% from 25% in the third quarter of 2020. Non-GAAP gross margin for the third quarter of 2021 grew to 31% from 25% in the third quarter of 2020.

Operating expenses were RMB191.3 million (US$29.7 million) in the third quarter of 2021, representing an increase of 91% from RMB100.2 million in the third quarter of 2020.

Research and development expenses were RMB73.4 million (US$11.4 million) in the third quarter of 2021, representing an increase of 32% from RMB55.6 million in the third quarter of 2020. The increase was primarily due to the increased salary and welfare benefits expenses related to an increase in the number of our research and development staff and averaging salary.

Selling and marketing expenses were RMB88.2 million (US$13.7 million) in the third quarter of 2021, compared to RMB27.1 million in the third quarter of 2020, primarily attributable to the increased promotion and marketing activities.

General and administrative expenses were RMB29.7 million (US$4.6 million) in the third quarter of 2021, representing an increase of 71% from RMB17.4 million in the third quarter of 2020. The increase was mainly due to the increase in salary and welfare benefits expenses and other professional service fee.

Operating loss was RMB40.1 million (US$6.2 million) in the third quarter of 2021, compared to RMB9.6 million in the third quarter of 2020.

Non-GAAP operating loss4 was RMB30.1 million (US$4.7 million) in the third quarter of 2021, compared to RMB2.9 million in the third quarter of 2020.

Net loss was RMB37.1 million (US$5.8 million) in the third quarter of 2021, compared to RMB6.1 million in the third quarter of 2020.

Non-GAAP net loss5 was RMB27.2 million (US$4.2 million) in the third quarter of 2021, compared to non-GAAP net income of RMB0.6 million in the third quarter of 2020.

[3]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB3.2 million (US$0.5 million) in the third quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[4]

Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. This adjustment amounted to RMB9.9 million (US$1.5 million) in the third quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[5]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. These adjustments amounted to RMB9.9 million (US$1.5 million) in the third quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB37.1 million (US$5.8 million) in the third quarter of 2021, compared to RMB6.1 million in the third quarter of 2020.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders6 was RMB27.2 million (US$4.2 million) in the third quarter of 2021, compared to non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders of RMB0.6 million in the third quarter of 2020.

Basic and diluted net loss per ADS7 were RMB0.73 (US$0.11) in the third quarter of 2021, compared to RMB0.13 in the third quarter of 2020.

Non-GAAP basic and diluted net loss per ADS8 were RMB0.54 (US$0.08) in the third quarter of 2021, compared to non-GAAP basic and diluted net income of RMB0.01 per ADS in the third quarter of 2020.

Balance Sheets

As of September 30, 2021, the Company had cash and cash equivalents and restricted cash of RMB515.9 million (US$80.1 million).

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 29, 2021 (9:00 AM Beijing/Hong Kong Time on November 30, 2021).

For participants who wish to join the call, please access the link provided below to complete the Direct Event online registration and dial in 10 minutes prior to the scheduled call start time.

Event Title: LIZHI INC. Third Quarter 2021 Earnings Conference Call

Conference ID: 7790167

Online Registration Link: http://apac.directeventreg.com/registration/event/7790167

Upon registration, each participant will receive a set of dial-in numbers by location, a Direct Event passcode, a unique Registrant ID, and further detailed instructions, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until December 6, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland, China:	400-632-2162
Replay Access Code:	7790167

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios.

[6]

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB9.9 million (US$1.5 million) and RMB6.6 million in the third quarter of 2021 and 2020, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[7]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[8]

Non-GAAP basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS.

LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	315,459	511,710	79,416
Short-term investments	73,022	—	—
Restricted cash	3,695	4,233	657
Accounts receivable, net	8,361	7,393	1,147
Prepayments and other current assets	19,371	35,911	5,573

Total current assets	419,908	559,247	86,793

Non-current assets
Property, equipment and leasehold improvement, net	34,518	30,771	4,776
Intangible assets, net	2,929	2,540	394
Right-of-use assets, net	4,282	21,666	3,363
Other non-current assets	2,181	895	139

Total non-current assets	43,910	55,872	8,672

TOTAL ASSETS	463,818	615,119	95,465

LIABILITIES
Current liabilities
Accounts payable	78,267	71,209	11,051
Deferred revenue	17,001	18,353	2,848
Salary and welfare payable	93,288	114,121	17,711
Taxes payable	5,809	6,204	963
Short-term loans	39,508	57,597	8,939
Lease liabilities due within one year	3,709	10,525	1,633
Accrued expenses and other current liabilities	51,047	78,444	12,175

Total current liabilities	288,629	356,453	55,320

Non-current liabilities
Lease liabilities	587	11,925	1,851
Other non-current liabilities	5,411	4,741	736

Total non-current liabilities	5,998	16,666	2,587

TOTAL LIABILITIES	294,627	373,119	57,907

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 1,500,000,000 and 1,500,000,000 shares authorized as of December 31, 2020 and September 30, 2021, respectively, 941,464,520 shares issued and 924,318,450 shares outstanding as of December 31, 2020 and 1,030,177,260 shares issued and 1,012,099,185 shares outstanding as of September 30, 2021, respectively).	640	698	108
Treasury stock	(12)	(13)	(2)
Additional paid in capital	2,409,753	2,621,366	406,830
Accumulated deficit	(2,239,281)	(2,375,446)	(368,663)
Accumulated other comprehensive loss	(1,909)	(4,605)	(715)

TOTAL SHAREHOLDERS’ EQUITY	169,191	242,000	37,558

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	463,818	615,119	95,465

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	355,810	555,073	500,792	77,722	1,066,389	1,545,171	239,807
Podcast, advertising and other revenues	5,650	4,212	4,052	629	16,266	14,011	2,174

Total net revenues	361,460	559,285	504,844	78,351	1,082,655	1,559,182	241,981
Cost of revenues (1)	(270,853)	(400,531)	(353,575)	(54,874)	(833,428)	(1,124,099)	(174,457)

Gross profit	90,607	158,754	151,269	23,477	249,227	435,083	67,524

Operating expenses (1)
Selling and marketing expenses	(27,131)	(106,325)	(88,230)	(13,693)	(94,052)	(315,345)	(48,941)
General and administrative expenses	(17,406)	(23,072)	(29,736)	(4,615)	(68,573)	(72,425)	(11,240)
Research and development expenses	(55,625)	(60,938)	(73,377)	(11,388)	(168,887)	(191,183)	(29,671)
Total operating expenses	(100,162)	(190,335)	(191,343)	(29,696)	(331,512)	(578,953)	(89,852)
Operating loss	(9,555)	(31,581)	(40,074)	(6,219)	(82,285)	(143,870)	(22,328)

Interest expenses, net	(661)	(308)	(393)	(61)	(1,430)	(949)	(147)
Foreign exchange gains/(losses)	(32)	1	(279)	(43)	(678)	(427)	(66)
Investment income	382	53	8	1	777	468	73
Government grants	4,033	2,663	4,084	634	9,672	9,664	1,500
Others, net	(241)	144	(446)	(69)	(2,393)	(1,051)	(163)

Loss before income taxes	(6,074)	(29,028)	(37,100)	(5,757)	(76,337)	(136,165)	(21,131)

Income tax expenses	—	—	—	—	—	—	—

Net loss	(6,074)	(29,028)	(37,100)	(5,757)	(76,337)	(136,165)	(21,131)

Accretions to preferred shares redemption value	—	—	—	—	(154,066)	—	—

Net loss attributable to LIZHI INC.’s ordinary shareholders	(6,074)	(29,028)	(37,100)	(5,757)	(230,403)	(136,165)	(21,131)

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(6,074)	(29,028)	(37,100)	(5,757)	(76,337)	(136,165)	(21,131)
Other comprehensive income/(loss):
Foreign currency translation adjustments	(6,181)	(5,016)	1,184	184	271	(2,696)	(418)

Total comprehensive loss	(12,255)	(34,044)	(35,916)	(5,573)	(76,066)	(138,861)	(21,549)

Accretions to preferred shares redemption value	—	—	—	—	(154,066)	—	—
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(12,255)	(34,044)	(35,916)	(5,573)	(230,132)	(138,861)	(21,549)

Net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.01)	(0.03)	(0.04)	(0.01)	(0.27)	(0.14)	(0.02)
—Diluted	(0.01)	(0.03)	(0.04)	(0.01)	(0.27)	(0.14)	(0.02)
Weighted average number of ordinary shares
—Basic	922,272,330	997,522,794	1,014,757,633	1,014,757,633	867,682,957	981,348,659	981,348,659
—Diluted	922,272,330	997,522,794	1,014,757,633	1,014,757,633	867,682,957	981,348,659	981,348,659
Net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.13)	(0.58)	(0.73)	(0.11)	(5.31)	(2.78)	(0.43)
—Diluted	(0.13)	(0.58)	(0.73)	(0.11)	(5.31)	(2.78)	(0.43)
Weighted average number of ADS
—Basic	46,113,617	49,876,140	50,737,882	50,737,882	43,384,148	49,067,433	49,067,433
—Diluted	46,113,617	49,876,140	50,737,882	50,737,882	43,384,148	49,067,433	49,067,433

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,264	3,112	3,183	494	11,217	8,965	1,391
Selling and marketing expenses	236	1,025	1,084	168	1,932	2,392	371
General and administrative expenses	2,401	3,421	2,968	461	11,822	9,617	1,493
Research and development expenses	2,740	2,278	2,708	420	14,512	7,050	1,094

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	90,607	158,754	151,269	23,477	249,227	435,083	67,524
Share-based compensation expenses	1,264	3,112	3,183	494	11,217	8,965	1,391

Non-GAAP gross profit	91,871	161,866	154,452	23,971	260,444	444,048	68,915

Operating loss	(9,555)	(31,581)	(40,074)	(6,219)	(82,285)	(143,870)	(22,328)
Share-based compensation expenses	6,641	9,836	9,943	1,543	39,483	28,024	4,349

Non-GAAP operating loss	(2,914)	(21,745)	(30,131)	(4,676)	(42,802)	(115,846)	(17,979)

Net loss	(6,074)	(29,028)	(37,100)	(5,757)	(76,337)	(136,165)	(21,131)
Share-based compensation expenses	6,641	9,836	9,943	1,543	39,483	28,024	4,349

Non-GAAP net income/(loss)	567	(19,192)	(27,157)	(4,214)	(36,854)	(108,141)	(16,782)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(6,074)	(29,028)	(37,100)	(5,757)	(230,403)	(136,165)	(21,131)
Share-based compensation expenses	6,641	9,836	9,943	1,543	39,483	28,024	4,349
Accretions to preferred shares redemption value	—	—	—	—	154,066	—	—

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	567	(19,192)	(27,157)	(4,214)	(36,854)	(108,141)	(16,782)

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.00	(0.02)	(0.03)	(0.00)	(0.04)	(0.11)	(0.02)
—Diluted	0.00	(0.02)	(0.03)	(0.00)	(0.04)	(0.11)	(0.02)
Weighted average number of ordinary shares
—Basic	922,272,330	997,522,794	1,014,757,633	1,014,757,633	867,682,957	981,348,659	981,348,659
—Diluted	936,247,945	997,522,794	1,014,757,633	1,014,757,633	867,682,957	981,348,659	981,348,659
Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	0.01	(0.38)	(0.54)	(0.08)	(0.85)	(2.20)	(0.34)
—Diluted	0.01	(0.38)	(0.54)	(0.08)	(0.85)	(2.20)	(0.34)
Weighted average number of ADS
—Basic	46,113,617	49,876,140	50,737,882	50,737,882	43,384,148	49,067,433	49,067,433
—Diluted	46,812,397	49,876,140	50,737,882	50,737,882	43,384,148	49,067,433	49,067,433